January 30, 2013

Via Secure E-mail

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Source Energy Partners L.P.
Amendment No. 2 to Registration Statement on Form S-1
Submitted January 25, 2013
File No.: 333-185754

Ladies and Gentlemen:

Set forth below are the responses of New Source Energy Partners L.P. (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2013, with respect Amendment No. 2 to the registration statement on Form S-1 (File No.: 333-185754), filed with the Commission on January 11, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR. For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of the Staff’s comment or Amendment No. 3 unless otherwise specified. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Business and Properties, page 125

Material Definitive Agreements, page 141

Golden Lane Participation Agreement, page 141

1. Refer to the following sentence on page 141: “The Golden Lane Participation Agreement requires New Dominion to hold record title to undeveloped leasehold within the Golden Lane area of mutual interest for the benefit of the parties to the Golden Lane Participation Agreement until such time as development of the applicable leasehold commences.” Please clarify, if true, that New Dominion will hold record title to all such

Securities and Exchange Commission

January 30, 2013

undeveloped leasehold, including the existing leases included within the Partnership Properties and any new leases that New Dominion may acquire in the future for the account of the working interest owners. Alternatively, if this is not the case, please clarify.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure in Amendment No. 3 to clarify that New Dominion’s right to hold record title to undeveloped leasehold within the Golden Lane field applies solely to acreage and leases that New Dominion may acquire in the future for the benefit of us and the other working interest owners party to the Golden Lane Participation Agreement. The Golden Lane Participation Agreement provides that New Dominion may acquire additional leasehold for the benefit of the working interest owners party to the Golden Lane Participation Agreement, and that it is permitted to hold record title to such undeveloped leasehold acreage until development has commenced. However, the Golden Lane Participation Agreement was entered into in 2007, and since that time New Dominion has made numerous assignments of record title, including assignments related to the Partnership Properties when they were previously acquired by New Source Energy Corporation, which currently holds record title to the Partnership Properties. Upon completion of the contribution of the Partnership Properties to the Partnership as contemplated by Amendment No. 3, the Partnership will hold record title to the existing leases that form a part of the Partnership Properties and to which the Partnership’s proved reserves are attributable. Please read pages 10, 29, 141 and 164, where we have revised our disclosure to reflect the foregoing.

2. Please also describe in your prospectus the assignment provisions in Section II.B.3 of the Golden Lane Participation Agreement.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure in Amendment No. 3 to describe the assignment provisions in Section II.B.3 of the Golden Lane Participation Agreement. Please read pages 141 and 164 of Amendment No. 3.

3. Refer to the following sentence on page 141: “The Golden Lane Participation Agreement contains significant penalties for a party’s election not to participate in a proposed well within the geographical areas covered by the agreements, as is customary in the oil and natural gas industry.” Please disclose the penalties. For instance, describe the provisions in Section II.E of the Golden Lane Participation Agreement and in Article VI, Section B.2 of Exhibit B to the Golden Lane Participation Agreement.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure in Amendment No. 3 to disclose all penalties associated with a party’s election not to participate in new wells that New Dominion proposes, including the provisions in Section II.E of the Golden Lane Participation Agreement and Article VI, Section B.2 of Exhibit B to the Golden Lane Participation Agreement. Please read pages 29, 34, 141 and 164 of Amendment No. 3.

Securities and Exchange Commission

January 30, 2013

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Pro Forma Data (unaudited), page F-11

4. We note your response to comment 1 in our letter dated January 24, 2013 which references Rule 11-01(a)(8) of Regulation S-X and the guidance per SAB Topic 1B.3 as a basis for inclusion of commodity derivative contracts that will be contributed at the closing of your offering in your pro forma financial information. The guidance cited in your response does not appear to support the inclusion of this type of pro forma adjustment. Please revise your pro forma presentation to remove the adjustments for the contribution of the commodity derivative contracts or tell us in more detail why you believe your presentation is appropriate.

RESPONSE:

We acknowledge the Staff’s comment and have revised our pro forma presentation to remove the adjustments for the contribution of the commodity derivative contracts. Please see the cover page and pages 53, 59, 60, F-3, F-4 and F-11 of Amendment No. 3.

Exhibits

5. We note your disclosure that, concurrently with the closing of this offering, you intend to issue a $25.0 million note payable to New Source Energy as partial consideration for its contribution of the Partnership Properties to you. Please file as an exhibit the documentation evidencing this indebtedness, such the form of note payable.

RESPONSE:

We acknowledge the Staff’s comment and have filed the Form of Subordinated Promissory Note to be entered into between the Partnership and New Source Energy as Exhibit 10.11 to Amendment No 3.

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Please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Jeffery K. Malonson of Vinson & Elkins L.L.P. at (713) 758-3824 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

NEW SOURCE ENERGY PARTNERS L.P.

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer